Exhibit 99.1

ITURAN PRESENTS FIRST QUARTER 2025 RESULTS

Surpasses 2.5 million subscriber milestone with 99,000 net adds in the quarter; raises 2025 net subscriber-add forecast to 220,000–240,000;

AZOUR, Israel – May 28, 2025. Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced its consolidated financial results for the first quarter 2025.

Highlights of the First Quarter of 2025

•	Added a record 99,000 net subscribers in the quarter.

•	Revenue of $86.5 million, a 2% increase year-over-year.

•	Operating income of $18.7 million, a 10% increase year-over-year.

•	Net income increased to $14.6 million, a 12% increase year-over-year.

•	EBITDA grew to $23.3 million, a 4% increase year-over-year.

•	The Board declared a quarterly dividend of $10 million, or $0.50 per share.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with our strong start to 2025, marked by continued revenue and profit growth. Significantly, Ituran reached a major milestone in the quarter, crossing 2.5 million subscribers, ahead of plan. During the quarter, the higher than typical subscriber growth was due to an additional contribution from a new telematics service agreement signed with Stellantis. Stellantis is the largest car manufacturer in Latin America, which includes car brands Fiat, Jeep, Peugeot and many others. As an initial part of our agreement, in March, Stellantis switched its SVR subscriber base to Ituran and Ituran began providing services to their subscribers.  As such, we increase our expectations for 2025 subscriber growth to between 220,000 and 240,000 net new subscribers.”

Mr. Sheratzky continued, “We continue to work on developing attractive new and advanced telematics products and services adding value to our large and growing customer base through cutting-edge technologies. We see good performance from our stolen vehicle recovery business as well as solid traction for our new products – especially telematic services for motorcycle and financing products in Latin America. All this has been contributing to our accelerating subscriber growth. Overall, 2025 is shaping up to be another year of solid growth and profitability for Ituran.”

First Quarter 2025 Results

Revenues for the quarter were $86.5 million, a 2% increase compared with $85.0 million in the first quarter of 2024.

72% of revenues were from location-based service subscription fees, and 28% were from product revenues.

It is noted that the first quarter strength of the US dollar versus the various local currencies in which the Company operates compared to the year-ago US dollar level, impacted the revenue growth when translated into US dollars. In local currencies, revenues grew by 7% year-over-year.

Revenues from subscription fees for the quarter were $62.2 million, an increase of 2% over the first quarter of 2024. In local currencies, subscription revenue grew by 9% year-over-year.

The subscriber base surpassed Ituran’s 2.5 million milestone during the quarter, and expanded to 2,508,000 by the end of March 2025, marking a quarterly increase of 99,000.

The significant growth in the subscriber base during the quarter was partially due to the contribution from a new telematics service agreement signed with Stellantis. As an initial part of this agreement, in March, Stellantis switched their SVR subscriber base to Ituran and Ituran began providing services to these subscribers.

Product revenues for the quarter were $24.3 million, an increase of 1% year-over-year. In local currencies, product revenue grew by 3% year-over-year.

Gross profit for the quarter was $42.0 million (48.6% of revenues), a 6% increase compared with $39.5 million (46.5% of revenues) in the first quarter of 2024. In local currencies, gross profit grew by 10% year-over-year.

Gross margin on subscription revenues improved to 58.3%, compared to 58.1% in Q1 2024. The gross margin on product revenues improved to 23.6%, compared to 17.1% last year. The variance in the product gross margin between quarters was due to the change in the product mix sold.

Operating income for the quarter was $18.7 million (21.6% of revenues), representing a 10% increase compared to $17.0 million (20.0% of revenues) in Q1 2024. In local currencies, operating income grew by 17% year-over-year.

EBITDA for the quarter was $23.3 million (26.9% of revenues), up 4% from $22.3 million (26.3% of revenues) in the first quarter of last year. In local currencies, EBITDA grew by 12% year-over-year.

Net income for the quarter was $14.6 million (16.9% of revenues), or diluted earnings per share of $0.73, an increase of 12% compared to $13.0 million (15.3% of revenues), or $0.66 per diluted share, in the first quarter of 2024. In local currencies, net income grew by 20% year-over-year.

Cash flow from operations for the quarter was $15.5 million.

On the balance sheet, as of March 31, 2025, the Company had net cash, including marketable securities, of $75.7 million, which includes no debt. This is compared with net cash, including marketable securities, of $77.2 million, as of year-end 2024.

Dividend

The Board of Directors declared a dividend of $10 million for the quarter. The current dividend takes into account the Company’s continuing strong profitability, ongoing positive cash flow, and strong balance sheet.

Conference Call Information

The Company will also be hosting a video conference call via the Zoom platform later today, Wednesday, May 28, 2025 at 9am Eastern Time and 4pm Israel time.

On the call, management will review and discuss the results and will be available to answer investor questions.

To participate in the Zoom call, please register at the following link.
https://us06web.zoom.us/webinar/register/WN_c2_wCWJ5TfG4UKKXT4Y9vw

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance, financing industries and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.5 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of March 31, 2025

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of March 31, 2025

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	March 31,	December 31,
(In thousands)	2025	2024
	(unaudited)
Current assets
Cash and cash equivalents	75,683	77,357
Investments in marketable securities	2	10
Accounts receivable (net of provision for credit loss)	54,217	47,688
Other current assets	48,182	46,067
Inventories	23,281	23,434
	201,365	194,556

Long-term investments and other assets
Investments in affiliated companies	479	519
Investments in other companies	1,530	1,491
Other non-current assets	5,891	5,853
Deferred income taxes	12,585	12,273
Funds in respect of employee rights upon retirement	21,690	21,823
	42,175	41,959

Property and equipment, net	35,951	33,080

Operating lease right-of-use assets, net	9,115	8,947

Intangible assets, net	8,686	9,011

Goodwill	39,257	39,325

Total assets	336,549	326,878

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	March 31,	December 31,
(In thousands)	2025	2024
	(unaudited)
Current liabilities
Credit from banking institutions	-	114
Accounts payable	20,040	18,847
Deferred revenues	24,338	22,857
Other current liabilities	48,962	45,904
	93,340	87,722

Long-term liabilities
Liability for employee rights upon retirement	28,070	27,593
Deferred income taxes	439	418
Deferred revenues	11,701	12,231
Operating lease liabilities, non-current	5,358	5,562
Other non-current liabilities	2,125	2,095
	47,693	47,899

Stockholders' equity	190,674	185,227
Non-controlling interests	4,842	6,030
Total equity	195,516	191,257

Total Liabilities and equity	336,549	326,878

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Three months period ended March 31,
(in thousands, except per share data)	2025	2024
	(unaudited)
Revenues:
Telematics services	62,180	60,935
Telematics products	24,275	24,091
	86,455	85,026
Cost of revenues:
Telematics services	25,899	25,521
Telematics products	18,537	19,962
	44,436	45,483

Gross profit	42,019	39,543

Research and development expenses	4,862	4,523
Selling and marketing expenses	4,259	3,574
General and administrative expenses	14,238	14,456
Other expenses (income), net	6	(39)
Operating income	18,654	17,029
Financing income, net	546	75
Income before income tax	19,200	17,104
Income tax expenses	(4,066)	(3,430)
Share in losses of affiliated companies, net	(34)	(81)
Net income for the period	15,100	13,593
Less: Net income attributable to non-controlling interest	(508)	(557)
Net income attributable to the company	14,592	13,036

Basic and diluted earnings per share attributable to Company's stockholders	0.73	0.66

Basic and diluted weighted average number of shares outstanding (in thousands)	19,894	19,894

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Three months period ended March 31,
(in thousands)	2025	2024
	(unaudited)
Cash flows from operating activities
Net income for the period	15,100	13,593
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	4,628	5,298
Loss (gain) in respect of trading marketable securities and other investments	8	(104)
Increase in liability for employee rights upon retirement	1,031	762
Share in losses of affiliated companies, net	34	81
Deferred income taxes	(85)	(790)
Capital loss on sale of property and equipment, net	31	36
Increase in accounts receivable	(6,564)	(4,840)
Increase in other current and non-current assets	(22)	(3,485)
Decrease (increase) in inventories	(130)	521
Increase (decrease) in accounts payable	269	(470)
Increase in deferred revenues	747	1,264
Increase (decrease) in other current and non-current liabilities	412	(464)
Net cash provided by operating activities	15,459	11,402

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(292)	(707)
Capital expenditures	(6,610)	(3,131)
Return from (investments in) affiliated and other companies, net	(4)	138
Repayment of (Investment in) long-term deposit	(84)	64
Proceeds from sale of property and equipment	300	156
Net cash used in investment activities	(6,690)	(3,480)

Cash flows from financing activities
Short term credit from banking institutions, net	(114)	(273)
Dividend paid	(7,758)	(4,774)
Dividend paid to non-controlling interests	(1,677)	(1,630)
Net cash used in financing activities	(9,549)	(6,677)
Effect of exchange rate changes on cash and cash equivalents	(894)	(644)
Net change in cash and cash equivalents	(1,674)	601
Balance of cash and cash equivalents at beginning of period	77,357	53,434
Balance of cash and cash equivalents at end of period	75,683	54,035

Supplementary information on investing and financing activities not involving cash flows:

In February 2025, the Company declared a dividend in an amount of US$ 10 million. The dividend was paid in April 2025.

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